Exhibit (m)(1)

TRAVELERS SERIES FUND INC.

SERVICES AND DISTRIBUTION PLAN PURSUANT TO RULE 12B-1

FOR CLASS I SHARES

1. The Plan. This Plan (the “Class I Plan”) is a written plan as described in Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), of Class I Shares (the “Shares”) of each series of Travelers Series Fund Inc. (the “Fund”) listed on Appendix A hereto (each, a “Portfolio” and collectively, the “Portfolios”). The Board of Directors of the Fund, in considering whether the Fund should adopt and implement the Class I Plan, has evaluated such information as it deemed necessary to arrive at an informed determination whether this Class I Plan should be adopted and implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use the assets of the Fund for such purpose and has determined that there is a reasonable likelihood that the adoption of this Class I Plan will benefit the Fund and its shareholders.

2. Payments Authorized. The Fund understands that agreements between the Portfolio’s Distributor (the “Distributor”) and any participating dealer, shareholder servicing agent or other applicable party (collectively, “Agents”) may provide for payment of fees to Agents in connection with the sale of Class I Shares and the provision of services to shareholders of the Fund.

(a) Each Distributor is authorized, pursuant to the Plan, to make payments directly or indirectly to any Agents under Fund Participation Agreements or some others similar agreement which provides for investment in Class I Shares, to accept payments made to it under the Distribution Agreement and to make payments on behalf of the Fund to Agents under the Fund Participation Agreement or some other similar agreement which provides for investment in Class I Shares. Nothing in this Class I Plan shall be construed as requiring the Fund to make any payment to any Agents or to have any obligations to any Agents in connection with services as dealer of the Class I Shares. The Distributor shall agree and undertake that any agreement entered into between the Distributor and any Agents shall provide that such Agents shall look solely to the Distributor for compensation for its services thereunder and that in no event shall such Agent seek any payment from the Fund.

(b) The Distributor may make payments in any amount, provided that the total amount of all payments made during a fiscal year of the applicable Portfolio does not exceed, in any fiscal year of the Portfolio, the amount paid to the Distributor under the Distribution Agreement with respect to distribution of the Shares, which is an annual fee, calculated on an average daily net basis and paid monthly, equal to 0.25% of the average daily net assets of the Class I Shares of the Portfolio.

3. Expenses Authorized. The Distributor is authorized, pursuant to the Plan, from sums paid to it under the Distribution Agreement, to pay for anything reasonably designed to enhance sales or retention of shareholders, including but not limited to: purchase advertising for the Shares, pay for promotional or sales literature and make payments to sales personnel affiliated with it for their efforts in connection with sales of Shares. Any such advertising and sales material may include references to other open-end investment companies or other investments, provided that expenses relating to such advertising and sales material will be allocated among such other investment companies or investments in an equitable manner, and any sales personnel so paid are not required to devote their time solely to the sale of Shares.

4. Other Distribution Resources. Section 2(b) of this Plan notwithstanding, the Distributor and participation dealers may expend their own resources separate and apart from amounts payable under the Plan to support the Fund’s distribution effort. The Distributor will report to the Board of Directors on any such expenditure as part of its regular reports pursuant to Section 6 of this Plan.

5. Reports. While this Plan is in effect, the Distributor shall report in writing at least quarterly to the Fund’s Board of Directors, and the Board shall review, the following:

(i)	the amounts of all payments under the Plan, and the identity of the recipients of each such payment;

(ii)	the basis on which the amount of the payment to such recipient was made;

(iii)	the amounts of expenses authorized under this Plan and the purpose of each such expense; and

(iv)	all costs of each item specified in Section 4 of this Plan (making estimates of such costs where necessary or desirable), in each case during the preceding calendar or fiscal quarter.

6. Recordkeeping. The Fund shall preserve copies of this Class I Plan, and each agreement related hereto and each report referred to Section 6 hereof (collectively, the “Records”), for a period of not less than six (6) years from the end of the fiscal year in which such Records were made and, for a period of two (2) years, each of such Records shall be kept in an easily accessible place.

7. Effectiveness, Continuation, Termination and Amendment. (a) This Plan has been approved by a vote of the Board of Directors of the Fund and of a majority of the Directors who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on this Plan. This Plan shall, unless terminated as hereinafter provided, continue in effect from year to year thereafter only so long as such continuance is specifically approved at least annually by the vote of the Fund’s Board of Directors and by the vote of a majority of the Directors of the Fund who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such continuance.

(b) This Plan may be terminated at any time with respect to any Portfolio by a vote of a majority of the Directors who are not interested persons (as defined in the 1940 Act) or by the vote of the holders of a majority of the applicable Portfolio’s outstanding voting securities (as defined in the 1940 Act).

(c) This Plan may not be amended to increase materially the amount of payments to be made without approval by a vote of the holders of at least a majority of the applicable Portfolio’s outstanding voting securities (as defined in the 1940 Act) and all amendments must be approved by the Board of Directors in the manner set forth under (a) above.

(d) While the Plan shall be in effect, the selection and nomination of Directors of the Fund who are not “interested persons” (as defined by the 1940 Act) of the Fund shall be committed to the discretion of the directors then in office who are not “interested persons” of the Fund.

IN WITNESS WHEREOF, the Fund has executed the Plan as of June 11, 2003.

TRAVELERS SERIES FUND INC.

By:
R. Jay Gerken Chairman of the Board

Appendix A

SB Adjustable Rate Income Portfolio